3/15


05006717

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Klabin S.A.

*CURRENT ADDRESS


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34628 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/22/05

82-34628

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

ARIS
12-31-04



(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND INDEPENDENT AUDITORS' REPORT

CONTENTS

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-004 - São Paulo - SP
Brasil

Tel.: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2004, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. Our audit was conducted for the purpose of expressing an opinion on the financial statements referred to in paragraph 1 above, taken as a whole. Statement of cash flow for the year ended December 31, 2004 is presented to provide supplemental information on Klabin S.A., individually and consolidated with its subsidiaries, and is not a required part of the basic financial statements. The statement of cash flow for the year ended December 31, 2004 has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5. As described in Note 1, during 2003 the Company made divestitures that significantly changed its financial position, impairing the comparability between the financial statements for the years ended 2004 and 2003. Supplemental information for better understanding of the financial effects of these operations is presented in Notes 1 and 3.

6. The financial statements and the supplemental statement of cash flow for the year ended December 31, 2003, presented for comparative purposes, were audited by other independent auditors who issued an unqualified opinion thereon, dated February 16, 2004, with emphasis as to the lack of comparability between the financial statements as of December 31, 2003 and 2002 due to the divestitures as described in paragraph 5.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 4, 2005



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Eduardo Jorge Costa Martins
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2004 and 2003
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
ASSETS				
CURRENT ASSETS				
Cash and banks	16,472	65,348	20,561	71,160
Temporary cash investments	860,499	559,963	1,104,202	563,101
Accounts receivable				
. Trade accounts receivable	508,470	389,696	515,152	397,637
. Discounted exchange and trade receivables	(5,609)	(23,669)	(5,609)	(23,669)
. Allowance for doubtful accounts	(19,763)	(17,442)	(21,610)	(19,333)
. Subsidiaries	16,766	58,647		
Notes receivable	14,228	13,761	14,228	13,761
Guarantee deposits		87,070		87,070
Inventories	272,587	234,506	269,761	243,979
Recoverable taxes	109,356	88,024	109,674	117,346
Prepaid expenses	9,236	8,963	9,236	9,182
Other receivables	14,304	18,101	17,083	20,975
	1,796,546	1,482,968	2,032,678	1,481,209
LONG-TERM ASSETS				
Subsidiaries	150	136,549		
Deferred income and social contribution taxes	179,428	209,638	179,428	209,638
Escrow deposits	89,973	160,995	90,803	161,855
Recoverable taxes	20,994	10,172	20,994	10,172
Prepaid expenses	3,565	425	3,565	425
Notes receivable	34,852	51,422	34,852	51,422
Other receivables	32,737	27,378	35,937	30,078
	361,699	596,579	365,579	463,590
PERMANENT ASSETS				
Investments				
. Subsidiaries and affiliated companies	303,944	200,467	7,911	8,092
. Other, mainly tax incentives	2,125	2,130	2,125	2,130
	306,069	202,597	10,036	10,222
Property, plant and equipment	1,823,998	1,728,299	1,899,980	1,767,542
Deferred charges	57,294	98,282	59,879	102,335
	2,187,361	2,029,178	1,969,895	1,880,099
	4,345,606	**4,108,725**	**4,368,152**	**3,824,898**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2004 and 2003
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Loans and financing	396,103	615,154	396,103	421,891
Debentures	8,887		8,887	
Trade accounts payable, contractors and carriers	133,217	103,994	136,894	105,618
Taxes payable	22,966	19,290	24,061	20,043
Provision for income and social contribution taxes	70,533	64,233	73,363	64,574
Salaries, vacation and payroll charges	59,222	50,672	60,715	51,632
Dividends payable	90,007	200,238	90,007	200,238
Parent company and subsidiaries	50,072	1,414	1,599	1,414
Other payables	46,266	44,143	46,266	44,185
	877,273	1,099,138	837,895	909,595
LONG-TERM LIABILITIES				
Loans and financing	903,880	816,779	903,880	812,606
Debentures	314,050		314,050	
Subsidiaries	252	93,301		
Deferred income and social contribution taxes	3,368	6,891	3,368	6,891
Provision for contingencies	114,533	248,309	114,533	248,309
Other payables	24,739	26,606	27,551	29,796
	1,360,822	1,191,886	1,363,382	1,097,602
MINORITY INTEREST			59,364	
SHAREHOLDERS' EQUITY				
Capital	800,000	800,000	800,000	800,000
Capital reserves	193,845	193,845	193,845	193,845
Revaluation reserve	89,521	91,647	89,521	91,647
Profit reserves	1,028,010	736,074	1,028,010	736,074
Shares Held in Treasury	(3,865)	(3,865)	(3,865)	(3,865)
	2,107,511	1,817,701	2,107,511	1,817,701
	4,345,606	**4,108,725**	**4,368,152**	**3,824,898**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2004	2003	2004	2003
GROSS SALES				
Sales of products	3,158,557	3,127,264	3,201,671	3,366,713
Taxes and unconditional discounts	(459,607)	(343,241)	(472,212)	(396,643)
NET SALES	2,698,950	2,784,023	2,729,459	2,970,070
Cost of sales	(1,770,965)	(1,545,219)	(1,473,250)	(1,623,824)
GROSS PROFIT	927,985	1,238,804	1,256,209	1,346,246
OPERATING EXPENSES				
Selling	(288,004)	(300,773)	(291,163)	(358,878)
General and administrative	(136,760)	(182,531)	(139,651)	(260,960)
Management compensation	(13,257)	(10,079)	(13,257)	(11,867)
Other, net	(41,195)	(58,966)	(53,539)	(60,783)
	(479,216)	(552,349)	(497,610)	(692,488)
Equity in subsidiaries	260,441	(77,030)	(288)	(704)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	709,210	609,425	758,311	653,054
FINANCIAL INCOME (EXPENSES)				
Income	93,085	65,448	107,815	64,516
Expenses	(167,203)	(408,035)	(190,125)	(479,866)
Exchange variations, net	(75,579)	(45,099)	(73,874)	(33,587)
	(149,697)	(387,686)	(156,184)	(448,937)
INCOME FROM OPERATIONS	559,513	221,739	602,127	204,117
NONOPERATING (EXPENSES) INCOME	(6,460)	897,366	(7,642)	924,115
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	553,053	1,119,105	594,485	1,128,232
Income tax	(72,562)	(85,393)	(80,641)	(90,313)
Social contribution tax	(24,947)	(32,833)	(29,075)	(34,963)
	(97,509)	(118,226)	(109,716)	(125,276)
INCOME BEFORE MINORITY INTEREST	455,544	1,000,879	484,769	1,002,956
MINORITY INTEREST			(29,225)	(2,077)
NET INCOME	**455,544**	**1,000,879**	**455,544**	**1,000,879**
Earnings per thousand shares at year end - R$	495.80	1,089.33		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of Brazilian reais – R$)

		Capital reserves			Revaluation reserve	Profit reserves				
	Capital	Tax incentives	Premium on Issue of shares	Special Law No. 8200/91	Own assets	Legal	Statutory	Shares Held in Treasury	Retained earnings	Total
Balances as of December 31, 2002	800,000		109,646	83,986	93,799			(3,865)		1,083,566
Income tax incentives		213								213
Realization of revaluation reserve										
. Own assets					(2,152)				2,152	
Income tax on realization of revaluation reserve									(720)	(720)
Advance dividends:										
. R$ 67.50 per thousand common shares									(21,386)	(21,386)
. R$ 74.25 per thousand preferred shares									(44,613)	(44,613)
Supplementary dividends:										
. R$ 204.79 per thousand common shares									(64,883)	(64,883)
. R$ 225.27 per thousand preferred shares									(135,355)	(135,355)
Net income									1,000,879	1,000,879
Recognition of reserves						50,044	686,030		(736,074)	
Balances as of December 31, 2003	**800,000**	**213**	**109,646**	**83,986**	**91,647**	**50,044**	**686,030**	**(3,865)**		**1,817,701**
Realization of revaluation reserve										
. Own assets					(2,126)				2,126	
Income tax on realization of revaluation reserve									(723)	(723)
Advance dividends:										
. R$ 76.71 per thousand common shares									(24,304)	(24,304)
. R$ 84.38 per thousand preferred shares									(50,700)	(50,700)
Supplementary dividends:										
. R$ 92.05 per thousand common shares									(29,164)	(29,164)
. R$ 101.26 per thousand preferred shares									(60,843)	(60,843)
Net income									455,544	455,544
Recognition of reserves						22,777	269,159		(291,936)	
Balances as of December 31, 2004	**800,000**	**213**	**109,646**	**83,986**	**89,521**	**72,821**	**955,189**	**(3,865)**		**2,107,511**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
SOURCES OF FUNDS				
From operations				
Net income	455,544	1,000,879	455,544	1,000,879
Items not affecting working capital :				
. Interest and monetary variations on long-term items	60,076	59,795	62,541	114,598
. Equity in subsidiaries	(260,441)	77,030	288	704
. Depreciation, amortization and depletion	213,983	235,728	218,471	292,339
. Capital gain on change in ownership interest		(989,593)		(1,045,889)
. Amortization of nonoperating goodwill		54,140		54,140
. Amortization of goodwill		4,349		4,432
. Write-off of discontinued investments		1,601,428		1,600,770
. Net book value of permanent assets written off	11,133	3,867	12,790	7,210
. Long-term income tax	25,964	55,850	25,964	54,368
Decrease in recoverable value of permanent assets		(304)		(304)
Provision for contingencies and other	5,863	9,523	5,863	30,893
Total own resources	512,122	2,112,692	781,461	2,114,140
From minority shareholders				
Capital contribution			46,903	
Profit sharing, net of dividends			12,461	2,077
Capital loss				56,296
From third parties				
Decrease in long-term assets	27,900	699,039	27,981	42,320
Increase in long-term liabilities:				
. Financing	436,684	516,400	436,684	524,322
. Debentures	314,050		314,050	
. Other liabilities	20,733	118,468	21,976	31,147
Transfer to current liabilities			15,939	
Capital reduction in subsidiary	26,556			
Income received from subsidiaries	255,832			
Working capital of merged company	29,325			
Working capital of discontinued assets				697,911
Transfer of assets and rights in subsidiary		91,966		
TOTAL SOURCES (carry forward)	**1,623,202**	**3,538,565**	**1,657,455**	**3,468,213**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2004	2003	2004	2003
TOTAL SOURCES (brought forward)	**1,623,202**	**3,538,565**	**1,657,455**	**3,468,213**
USES OF FUNDS				
In long-term assets				
. Subsidiaries and affiliated companies	213	131,363		
. Other	39,447	72,620	40,069	190,621
In permanent assets				
. Investments	109	110,029	109	91,968
. Property, plant and equipment	327,561	151,520	337,373	176,957
. Deferred charges	1,873	4,690	2,577	5,305
Transfer to current liabilities				
. Financing	410,551	729,902	406,377	562,667
. Debentures		564,000		564,000
. Other liabilities	142,994	41,336	82,770	29,283
Dividends	165,011	266,237	165,011	266,237
TOTAL USES	**1,087,759**	**2,071,697**	**1,034,286**	**1,887,038**
INCREASE IN WORKING CAPITAL	**535,443**	**1,466,868**	**623,169**	**1,581,175**
REPRESENTED BY:				
Current assets				
. At end of year	1,796,546	1,482,968	2,032,678	1,481,209
. At beginning of year	1,482,968	894,540	1,481,209	1,021,844
	313,578	588,428	551,469	459,365
Current liabilities				
. At end of year	877,273	1,099,138	837,895	909,595
. At beginning of year	1,099,138	1,977,578	909,595	2,031,405
	(221,865)	(878,440)	(71,700)	(1,121,810)
INCREASE IN WORKING CAPITAL	**535,443**	**1,466,868**	**623,169**	**1,581,175**

The accompanying notes are an integral part of these financial statements.

(Amounts in thousands of Brazilian reais – R$ or US dollars – US$, unless when stated in cents)

1 OPERATIONS

Klabin S.A. and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and timber, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are fully integrated from forestation to the production of final products.

In 2003, divestitures were made that significantly affected the financial position of Klabin S.A., and resulted in the discontinuance of the Company's activities in the following sectors: newsprint, market pulp, dissolving pulp and sanitary papers. As a result of these operations, the comparability of the financial statements, as well as of the statement of cash flow, is impaired.

In order to allow a better understanding of the effect of these operations on the financial position of Klabin companies, we present below the pro forma information on certain accounts of the statement of income for the year ended December 31, 2003. The pro forma information, prepared in conformity with Brazilian accounting practices, does not include the sectors that are no longer part of the Company's current business portfolio:

	Consolidated	
		"Pro Forma"
	2004	2003
Gross sales	3,201,671	2,706,639
Net sales	2,729,459	2,369,501
Gross profit	1,256,209	1,089,773
Selling expenses	(291,163)	(257,069)
Administrative expenses	(152,908)	(152,042)
Other, net	(53,539)	(44,812)
Income from operations before financial income (expenses) and equity in subsidiaries	758,599	635,850
Income from operations before financial income (expenses) and equity in subsidiaries, net of depreciation, amortization and depletion in amount of	231,818	230,587

During the year, the Company (Klabin S.A.) established 12 Special Purpose Companies (SPC) with the specific purpose of raising funds for reforestation projects. The Company, as the controlling partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to SPCs. These SPCs entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In October 2004 the Company discontinued operations in the envelopes business in Brazil and in Argentina, selling these activities to third parties; the amounts involved were not material.

2 SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM), as detailed below.

(a) Income and expenses

Determined on the accrual basis of accounting.

(b) Current and long-term assets

Temporary cash investments are stated at cost, plus income earned (on a pro rata temporis basis).

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on realization of receivables.

Inventories are stated at the lower of average cost of acquisition or production, and replacement value or realizable value.

Other assets are stated at cost or realizable value, including, when applicable, income earned and provision for losses.

(c) Permanent assets

Stated at cost, monetarily restated through 1995, combined with the following aspects:

- Investments in subsidiaries and affiliated companies are accounted for under the equity method. Goodwill on the acquisition of investments is amortized over five years;
- Revaluation of property, plant and equipment is based on a valuation carried out by specialized companies. Based on the provisions of CVM Resolution No. 183/95, deferred income and social contribution taxes on the revaluation of fixed assets carried out in periods prior to 1995 by companies merged into Klabin S.A. have not been recorded in long-term liabilities. Accordingly, the revaluation reserve recognized by Klabin S.A. due to the aforementioned merger does not include such taxes;
- Depreciation of property, plant and equipment is calculated under the straight-line method, based on the economic useful lives of the assets, at the annual rates set forth in Note 9 (b);
- Depletion of forests based on the quantity of timber extracted and remaining forest resources; and
- Deferred charges are amortized over five to ten years, beginning on the date benefits start to be generated (Note 10).

(d) Current and long-term liabilities

Stated at known or estimated amounts, plus related charges incurred, when applicable.

The provision for scheduled shutdown is recognized monthly, based on the total estimate of expenditures to be incurred during the maintenance of the plants.

(e) Income and social contribution taxes

Recognized based on tax rates and taxable income, adjusted in conformity with specific legislation.

Deferred income and social contribution taxes, recorded in current assets, long-term assets and long-term liabilities arise from expenses and income, respectively, recorded in profit and loss, although temporarily nondeductible and untaxed, as mentioned in Note 6(a).

3 CONSOLIDATION OF FINANCIAL STATEMENTS

(a) Consolidation criteria

In the consolidated financial statements, investments in subsidiaries and equity in subsidiaries have been eliminated. Intercompany balances have also been eliminated. The amount of minority interest in income and in shareholders' equity is calculated and stated separately.

The consolidated financial statements include the accounts of Klabin S.A. and its subsidiaries, as follows:

		Ownership interest – (%)	
Subsidiaries:		**2004**	**2003**
Klabin Argentina S.A. (Direct and indirect interest)		100	100
Klabin Ltd.	(i)	100	100
IKAPÊ Empreendimentos Ltda.		100	100
Klabin do Paraná Produtos Florestais		100	100
Klapart Participações Ltda.		100	100
Antas Serviços Florestais S/C Ltda.		100	100
Klabin Monte Alegre Com. E Ind. Ltda.	(ii)		100
Special Purpose Companies:	(iii)		
Paraná		90	
Santa Catarina		92	

(i) *Previously named Mirca Limited.*
(ii) *Company merged into Klabin S.A. on March 23, 2004.*
(iii) *Average ownership interest at yearend.*

(b) **Statement of income of discontinued operations**

The statement of income for the year ended December 31, 2003, included in these financial statements, comprises the results of the former investees, in proportion to the interest held therein: Norske Skog Klabin Comércio e Indústria Ltda.; Klabin Kimberly S.A. and KCK Tissue S.A., as well as the full result of the former subsidiaries Riocell S.A., Riocell Trade Limited and Klabin Bacell S.A., as shown below:

STATEMENTS OF INCOME FOR THE PERIODS ENDED:

	Norske Skog Klabin Com, e Ind, Ltda,	Klabin Kimberly S,A, Consolidated	KCK Tissue S,A,	Riocell S,A,	Riocell Trade Limited	Klabin Bacell S,A,
	4/30/2003	7/31/2003	7/31/2003	6/30/2003	6/30/2003	9/30/2003
Net sales	22,858	152,320	14,575	87,713	196,830	116,825
Cost of sales	(22,928)	(109,596)	(12,497)	(58,729)	(190,225)	(92,417)
Gross profit (loss)	(70)	42,724	2,078	28,984	6,605	24,408
Operating expenses	(9,643)	(45,930)	(1,304)	5,330	(4,508)	(10,559)
Financial income (expense)	2,572	(7,563)	1,133	(31,989)	(698)	2,714
Income (loss) from operations	(7,141)	(10,769)	1,907	2,325	1,399	16,563
Nonoperating income (expenses)	(107)	(29)		80		(2)
Income and social contribution taxes	(156)	(2)		(986)		(4,998)
Minority interest		40				
Net income (loss)	**(7,404)**	**(10,760)**	**1,907**	**1,419**	**1,399**	**11,563**

4 CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2004	2003	2004	2003
Cash and banks	16,472	65,348	20,561	71,160
Temporary cash investments:				
. Local currency	659,580	504,089	705,802	504,385
. Foreign currency	166,784	55,874	364,265	58,716
	842,836	**625,311**	**1,090,628**	**634,261**
Temporary cash investments – restricted account	34,135		34,135	
	876,971	**625,311**	**1,124,763**	**634,261**

5 INVENTORIES

	Company		Consolidated	
	2004	2003	2004	2003
Finished products	85,340	80,077	89,237	83,605
Work in process	1,029	549	1,126	683
Raw materials	81,222	72,265	83,569	76,688
Timber, logs and forest for harvesting	26,367	11,663	15,833	11,663
Fuel and lubricants	3,159	2,980	3,159	2,980
Maintenance material	69,747	61,516	70,401	62,109
Other	5,723	5,456	6,436	6,251
	272,587	**234,506**	**269,761**	**243,979**

6 INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Nature and expectation of realization or settlement of deferred taxes

	Company and Consolidated	
	2004	2003
Nondeductible provisions	92,633	63,556
Taxes being challenged in court	13,814	42,380
Tax loss carryforwards	72,981	103,702
Long-term assets	**179,428**	**209,638**
Deferred income tax on sale of assets	1,351	
Accelerated depreciation incentive	2,017	6,891
Long-term liabilities	**3,368**	**6,891**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2005 to 2009, as shown below:

	Company and Consolidated	
	2004	2003
2004		31,360
2005	37,801	37,801
2006	29,930	29,930
2007	33,542	33,542
2008	37,420	37,420
2009	40,735	39,585
	179,428	**209,638**

Since it was difficult to foresee exactly the term of realization of the deferred taxes, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of the mentioned tax credits classified in long-term assets.

(b) Reconciliation of income and social contribution taxes at the effective tax rate

	Company		Consolidated	
	2004	2003	2004	2003
Income before income and social contribution taxes	**553,053**	**1,119,105**	**594,485**	**1,128,232**
Income and social contribution taxes at the rate of 34%	188,038	380,496	202,125	383,599
Tax effects of the main additions (deductions):				
Equity in subsidiaries	(88,550)	26,190	98	239
Capital gain on change in ownership interest		(294,274)		(313,415)
Taxation difference - subsidiaries			(93,392)	
Pension plan contribution		2,443		2,490
Realization of special monetary restatement	1,113	5,385	1,113	5,385
Donations and gifts	3,413	1,519	3,413	1,579
Nondeductible royalties	1,349	1,306	1,349	3,733
Earnings from untaxed foreign investment	(750)		(750)	
Amortization of goodwill		(4,891)		(4,891)
Other effects	(7,104)	52	(4,240)	46,557
	97,509	**118,226**	**109,716**	**125,276**
Income and social contribution taxes:				
. Current	70,822	61,656	83,029	73,480
. Deferred	26,687	56,570	26,687	51,796
Income and social contribution taxes on income	**97,509**	**118,226**	**109,716**	**125,276**

7 RELATED PARTIES

		Company					
		2004			2003		
		Assets Liabilities	Income (Expenses)	Sales (Purchases)	Assets Liabilities	Income (Expenses)	Sales (Purchases)
Current assets – trade accounts receivable							
Klabin Argentina S.A.	(i)	15,338		28,022	3,690		24,355
Klabin Kimberly S.A.							50,638
Klabin Riocell Trade Limited Partnership						(10,963)	214,591
Klabin Monte Alegre Com. e Ind. Ltda.					54,957		5,582
Special Purpose Companies:							
. Paraná		800					
. Santa Catarina		120					
Other		508					674
		16,766			58,647		
Long-term assets							
Debentures							
Riocell S.A.						25,833	
Loans							
Klabin Paraná Prods. Florestais Ltda.		7			2,018		
Klabin Ltd.			313		133,644	(11,221)	
Other		143			887		
		150			136,549		
Current liabilities							
Trade accounts payable							
Klabin Bacell S.A.						2,895	(114,989)
Special Purpose Companies::							
. Paraná	(ii)	20,084		(154,173)			
. Santa Catarina	(ii)	28,308		(183,271)			
Other		81					(12,009)
Royalties							
Sogemar - Soc. Geral de Marcas Ltda.	(iv)	1,146	(12,908)		1,035	(12,388)	
Monteiro Aranha S.A.	(iv)	235	(2,645)		212	(2,326)	
Other	(iv)	218	(2,075)		167	(1,992)	
Commission for guarantee							
Klabin Irmãos & Cia.	(iii)		(16,740)			(20,890)	
Prepayment from customers							
Klabin Riocell Trade Limited						14,902	
		50,072			1,414		
Long-term liabilities							
Loans							
Klabin Ltd.					4,412	983	
Other							
Klabin Monte Alegre Com. e Ind. Ltda.					88,029		
Antas Serviços Florestais Ltda.		252			860		
		252			93,301		

(i) *Shipment of paper under usual market prices and terms;*
(ii) *Purchase of wood under usual market prices and terms ;*
(iii) *2% p.a. commission for guarantee on BNDES financing balance*
(iv) *Trademark use right.*

8 INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

(a) **Changes**

	Klabin Ltd. (*)	Klabin Argentina S.A.	Other	Klabin Monte Alegre Com. e Ind. Ltda. (**)	Special Purpose Companies "Paraná"	Special Purpose Companies "Santa Catarina"	Riocell S.A.	Klabin Riocell Limited	Klabin Bacell S.A.	Klabin Kimberly S.A.	KCK Tissue S.A.	Total
As of December 31, 2002	176,244	35,377	36,956	9,830			69,944	66,083	300,891	124,511	17,575	837,411
Income tax incentive									2,665	80		2,745
Increase in ownership interest				2,425								2,425
Capital contribution		15,656	190				91,755					107,601
Capital gain							989,593					989,593
Sale of investments			(14,903)				(1,144,873)		(308,655)	(113,831)	(19,118)	(1,601,380)
Amortization of goodwill			(1)						(4,348)			(4,349)
Equity in subsidiaries	(107,548)	(1,669)	(1,076)	49,883			(6,419)	(10,431)	9,447	(10,760)	1,543	(77,030)
Capital reduction			(897)									(897)
Transfer of assets								(55,652)				(55,652)
As of December 31, 2003	**68,696**	**49,364**	**20,269**	**62,138**								**200,467**
Capital contribution	134,067		3,673		41,047	9,605						188,392
Sale of investments		(1,026)										(1,026)
Merger				(61,942)								(61,942)
Income received					(113,035)	(142,797)						(255,832)
Equity in subsidiaries	(5,283)	(1,881)	(588)	(196)	120,511	147,878						260,441
Capital reduction		(26,556)										(26,556)
As of December 31, 2004	**197,480**	**19,901**	**23,354**		**48,523**	**14,686**						**303,944**

	Klabin Ltd. (*)	Klabin Argentina S.A.
(b) Ownership interest 2004		
Ownership interest (quantity)		
. Common shares (thousand)	6	20,349
Par value - R$	2.65	0.90
Ownership interest - (%)	100	98
(c) Shareholders' equity as of December 31, 2004		
Capital	16	18,223
Capital reserve	253,337	
Retained earnings (accumulated deficit)	(55,873)	2,201
	197,480	**20,424**

(*) Previously named Mirca Limited.
(**) Company merged into Klabin S.A. on March 23, 2004.

9 PROPERTY, PLANT AND EQUIPMENT

(a) Company

	2004	2003
Land	155,806	170,520
Buildings and constructions	161,808	164,184
Machinery, equipment and installations	864,869	912,320
Construction in progress	278,575	121,011
Forestation and reforestation	270,871	292,665
Other	92,069	67,599
	1,823,998	1,728,299

(b) **Consolidated**

		Land	Buildings and contructions	Machinery, equipment and installations	Construction in progress	Forestation and reforestation	Other	Total
	Annual depreciation rates (%)		2 to 4	5 to 20			4 to 25	
(i)	Changes							
	Balances as of December 31, 2003	**173,851**	**178,619**	**926,036**	**127,423**	**292,665**	**68,948**	**1,767,542**
	Additions		160	336	288,815	29,182	18,880	337,373
	Write-offs	(463)	(63)	(3,915)	(1,181)	(19)	(2,984)	(8,625)
	Interaccount transfers		9,741	93,709	(128,606)		25,156	
	Transfers - long-term assets		(410)				(38)	(448)
	Transfers - long-term liabilities		(235)	(70)			(119)	(424)
	Transfers to inventories					(15,939)		(15,939)
	Transfers to deferred charges				(1,461)			(1,461)
	Depreciation		(12,402)	(141,450)			(17,505)	(171,357)
	Depletion					(5,555)		(5,555)
	Other	(161)	(1,157)	(801)	(3)		996	(1,126)
	Balances as of December 31, 2004	**173,227**	**174,253**	**873,845**	**284,987**	**300,334**	**93,334**	**1,899,980**
(ii)	Composition of balances							
	Cost	173,227	331,852	2,249,747	284,987	449,423	230,193	3,719,429
	Accumulated depreciation		(157,599)	(1,375,902)			(136,859)	(1,670,360)
	Accumulated depletion					(149,089)		(149,089)
	Balances as of December 31, 2004	**173,227**	**174,253**	**873,845**	**284,987**	**300,334**	**93,334**	**1,899,980**
	Cost	173,851	323,241	2,191,403	127,423	459,619	199,773	3,475,310
	Accumulated depreciation		(144,622)	(1,265,367)			(130,825)	(1,540,814)
	Accumulated depletion					(166,954)		(166,954)
	Balances as of December 31, 2003	**173,851**	**178,619**	**926,036**	**127,423**	**292,665**	**68,948**	**1,767,542**

Depreciation for the years ended December 31, 2004 and 2003 was mainly allocated to production cost.

10 DEFERRED CHARGES

		2004			2003
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
• Igaras Papéis e Embalagens S.A.	(i)	186,364	135,818	50,546	87,819
Implementation and preoperating costs	(ii)	31,373	27,549	3,824	7,342
Reorganization and installation costs	(ii)	1,811	1,301	510	671
Other		5,522	3,108	2,414	2,450
		225,070	**167,776**	**57,294**	**98,282**
Consolidated					
Klabin Argentina S.A.		9,708	9,280	428	1,384
Other		2,716	559	2,157	2,669
		237,494	**177,615**	**59,879**	**102,335**

(i) The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.

(ii) Refers to preoperating costs of the bleaching and soda-chlorine units of Klabin S.A. which are being amortized over ten years, as well as implementation and preoperating costs of various projects of the industrial divisions, which are being amortized over five years.

11 LOANS AND FINANCING

(a) Balances

	Annual interest %	Weighted average rate %	2004			2003	
			Company and Consolidated			Company	Consolidated
			Current	Long-term	Total	Total	Total
In local currency							
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.6	10.5	111,659	204,854	316,513	431,225	431,225
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.1	5,858	7,334	13,192	18,958	18,958
. Export credit	CDI + 1.4 to 110.0 of CDI	17.2	9,472	146,891	156,363	9,503	9,503
. Working capital	SELIC+1.2 to 108.0 of CDI	17.9	5,359	126,000	131,359		
. Other	1.0	1.0	1,315	1,533	2,848	4,715	4,715
			133,663	486,612	620,275	464,401	464,401
In foreign currency (*)							
. Property, plant and equipment	2.8 to 6.4	4.6	8,075	3,760	11,835	27,609	27,609
. Export	3.5 to 6.9	5.5	254,365	286,675	541,040	678,745	624,200
. Eurobonds						210,772	67,881
			262,440	290,435	552,875	917,126	719,690
			396,103	**777,047**	**1,173,150**	**1,381,527**	**1,184,091**
Interest rate swap contract – hedge (**)	100.0 of CDI			126,833	126,833	50,406	50,406
			396,103	**903,880**	**1,299,983**	**1,431,933**	**1,234,497**

(b) Long-term maturities:

2006	440,040
2007	263,015
2008	181,436
2009	13,703
2010 onwards	5,686
	903,880

(*) *Mainly in US dollars.*

(**) *On March 11, 2003, the swap contract with Banco Votorantin S.A. in the amount of US$ 150,000, with original maturity for December 2005, was redeemed in advance. This operation generated a gain of R$12,889, net of income tax. On this same date a swap transaction of US$ 100,000 was contracted with the same financial institution, maturing in February 2008.*

(c) Collaterals

Financing is collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, and guarantee deposits, as well as guarantees and sureties from controlling shareholders.

12 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

13 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**2004**	**2003**
Tax	87,710	218,701
Labor	24,149	27,275
Other	2,674	2,333
	114,533	**248,309**

The escrow deposits recorded in long-term assets totaled R$ 89,973 (R$ 160,995 in 2003) for Company, and R$90,803 (R$ 161,855 in 2003) for consolidated.

In addition to these lawsuits, Klabin S.A. and its subsidiaries are involved in tax, civil and labor lawsuits, involving possible contingent risks, not accrued, in the amount of R$ 178,014. Based on the individual analysis of the related lawsuits and supported by the opinion of its legal counsel, management understands that these lawsuits, whose chances of favorable outcome are considered possible, do not need to be accrued.

The labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

The tax lawsuits refer mainly to the questioning of increase in the PIS and COFINS tax basis introduced by Law No. 9718/98 and to ISS taxation on corrugated cardboard boxes in the State of Rio de Janeiro.

14 SHAREHOLDERS' EQUITY

(a) Capital

Subscribed and paid-up capital of Klabin S.A., divided into shares, without par value, is held as follows:

	Number of shares	
	2004	**2003**
Common shares	317,049,392	317,049,392
Preferred shares	601,750,949	601,750,949
	918,800,341	**918,800,341**

(b) Shares Held in Treasury

As of December 31, 2004, the Company held 1,117,045 shares in treasury, of which 895,216 registered preferred shares and 221,829 registered common shares. The average weighted price of these shares, based on the latest trading session of the São Paulo Stock Exchange (BOVESPA) in 2004 was R$ 5.19.

(c) Share rights

Preferred shares, without voting rights, have priority in redemption in case of the Company's liquidation, and are entitled to dividends 10% higher than those paid on common shares.

(d) Reserves

(i) Statutory reserve

Established according to a variable portion of net income adjusted according to law, with the purpose of ensuring funds for investments in permanent assets and improvement of working capital.

As the total profit reserves exceeded capital, the Annual Shareholders' Meeting on March 21, 2005 will define on the use of the excess amount in capital contribution, or in payment of dividends.

(ii) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of December 31, 2004	89,521
Portion related to monetary restatement established by Law No. 8,200/91, included in revaluation reserve	(45,155)
Tax charges	(15,085)
	29,281

(e) Dividends

According to the minutes of the Extraordinary Meeting of the Board of Directors held on September 10, 2004, the payment of interim dividends was approved in the amount of R$ 75,004, paid in October 2004.

Management proposes, for approval in Annual Shareholders' Meeting, to be held on March 21, 2005, supplementary dividends in the amount of R$ 90,007, as shown below:

	2004
Net income	455,544
Recognition of legal reserve (5%)	(22,777)
Calculation basis of dividends	**432,767**
Advance dividends:	
• Common shares (R$ 76.71 per thousand shares)	24,304
• Preferred shares (R$ 84.38 per thousand shares)	50,700
	75,004
Supplementary dividends:	
• Common shares (R$ 92.05 per thousand shares)	29,164
• Preferred shares (R$ 101.26 per thousand shares)	60,843
	90,007
Total - 38% of calculation basis	**165,011**

15 NONOPERATING INCOME (EXPENSES)

Of the amount recorded in the statement of income for the year ended December 31, 2003, R$ 865,512 – Company and R$ 921,808 - consolidated, refers to capital gain on change in ownership interest in Riocell S.A. and Klabin Monte Alegre Comércio e Indústria Ltda.

16 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

(b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

(c) Currency risk and derivatives

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in US dollars. Non-cash hedge transactions are used to swap the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. Loss on these transactions, in the amount of R$ 80,536 in 2004, was fully recognized in income and recorded as additions to the respective financing.

In addition, as approximately 30% of sales are in US dollars, management believes there is a natural hedge for part of the liabilities in foreign currency.

(d) Fair values

As of December 31, 2004 and 2003, the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the amounts recorded in the financial statements due to their short-term nature. The fair values of loans and financing approximate the amounts recorded in the financial statements because these financial instruments have variable interest rates. The fair values of debentures are equal to those recorded in the financial statements, because the Company has the option of settling these debentures at any moment for their book value.

The book values and fair values of swap transactions are stated below.

				Consolidated
	2004		2003	
	Book value	Fair value	Book value	Fair value
Financing (Note 11(a)) - Swap transactions	126,833	166,636	50,406	117,916

17 INSURANCE COVERAGE

Due to the nature of its activities, the distribution of forests in various distinct areas, and the preventive measures adopted against fire and other risks, the companies adopt the policy of not contracting insurance coverage for forests, contracting it, however, for inventories and fixed assets subject to risks, at amounts considered sufficient to cover possible losses considering the concept of maximum possible loss, which corresponds to the maximum possible amount of destruction in a same event.

As of December 31, 2004, Klabin S.A. and its subsidiaries are insured against fire in their inventories, fixed assets, and contractual and legal guarantees in the amount of R$ 2,245,848.

18 EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries grant to their employees benefits of life insurance, health care and pension plan. These benefits are recorded on the accrual basis and cease at the end of the employment relationship.

Klabin's pension plan - Plano Prever, administered by Unibanco AIG Seguros & Previdência, was introduced in 1986 as a defined benefit plan. Beginning in 1998 there was a restructuring, which resulted in the plan's conversion into a defined contribution plan.

In November 2001, a new pension plan was introduced - Plano de Aposentadoria Complementar Klabin - PACK, also administered by Unibanco AIG Seguros & Previdência, and structured in the concept of PGBL (plan similar to a life insurance)

Plano Prever participants were given the option of migrating to the new plan.

In both plans neither Klabin S.A. nor its subsidiaries assume any responsibility to guarantee minimum levels of benefits to participants who retire.

In 2004 Klabin S.A. and its subsidiaries contributed R$ 3,200 to the plans (2003 - R$ 3,599), an amount recorded as expense in the income statement.
Participants of the plan as of December 31, 2004 totaled 3,292, of which 3,287 are active employees and 5 are retired ones.

(Amounts in thousands of Brazilian reais – R$)

STATEMENTS OF CASH FLOW

The statement of cash flows was prepared in accordance with NPC-20 (Accounting Standard and Pronouncement) of the Brazilian Institute of Independent Auditors (IBRACON), considering the main operations that had influence on the cash and cash equivalents and temporary cash investments of the company and consolidated, for less than 90 days. Such statement is divided into operating, investing and financing activities as stated below:

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Cash flow from operating activities				
Net income	455,544	1,000,879	455,544	1,000,879
Items not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	213,983	235,728	231,818	292,339
. Amortization of nonoperating goodwill		54,140		54,140
. Amortization of goodwill		4,349		4,432
. Gain (loss) on sale of assets	(994)	38,087	664	67,635
. Provision for loss on permanent assets	(1,391)	(903)	(1,391)	(903)
. Capital gain on change in ownership Interest		(989,593)		(1,045,889)
. Deferred income and social contribution taxes	26,687	56,570	26,687	48,808
. Income and social contribution tax expenses		61,656		73,480
. Interest and exchange variation on loans and Financing	169,752	158,657	156,193	138,904
. Equity in subsidiaries	(260,441)	77,030	288	704
. Exchange variation on foreign investments	351		2,538	49,091
. Minority interest			29,225	2,077
Decrease (increase) in assets				
. Accounts receivable	(90,822)	71,873	(133,298)	83,970
. Inventories	(38,081)	(54,687)	(23,190)	(130,444)
. Recoverable taxes	(4,639)	(37,267)	(3,150)	(57,040)
. Prepaid expenses	(3,413)	18,801	(3,194)	22,706
. Other receivables	14,611	(74,126)	14,207	(203,812)
Increase (decrease) in liabilities				
. Trade accounts payable	77,806	(187,557)	31,461	(152,271)
. Taxes payable	3,676	(4,323)	4,018	(3,265)
. Provision for income and social contribution taxes	5,576		8,066	(352)
. Salaries, vacation and payroll charges	8,550	2,859	9,083	10,161
. Reserve for contingencies	(51,608)	46,518	(51,608)	49,184
. Deferred income		(5,211)		(2,365)
. Other payables	1,277	26,682	2,406	51,091
Net cash provided by operating activities (carry forward)	**526,424**	**500,162**	**756,367**	**353,260**

KLABIN S.A. AND SUBSIDIARIES
SUPPLEMENTAL INFORMATION
(Amounts in thousands of Brazilian reais – R$)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Net cash provided by operating activities (brought forward)	**526,424**	**500,162**	**756,367**	**353,260**
Cash flow from investing activities:				
. Temporary cash investments	(34,135)	1,290	(34,135)	44,395
. Guarantee deposits	87,070	(87,070)	87,070	(87,070)
. Purchase of property, plant and equipment	(327,561)	(151,520)	(337,373)	(176,957)
. Increase in deferred charges	(1,873)	(4,690)	(2,577)	(5,305)
. Sale of property, plant and equipment	12,100	21,133	12,100	20,898
. Sale of investments in subsidiaries		2,207,927		2,262,281
. Capital reduction in subsidiary	26,556			
. Loans to affiliates	(142)	(99,150)		
. Capital contribution	(109)	(15,844)	(109)	88,086
. Income from subsidiaries	255,832			
. Escrow deposits	(12,161)	(19,422)	(12,131)	(20,414)
. Other investments, net	27	(1,625)	27	126
Net cash provided by (used in) investing activities	**5,604**	**1,851,029**	**(287,128)**	**2,126,040**
Cash flow from financing activities:				
. New loans and financing	441,715	1,049,649	441,715	1,133,089
. Issue of debentures	319,459		319,459	
. Amortization of financing	(623,286)	(1,592,521)	(428,960)	(1,732,195)
. Amortization of debentures		(1,036,000)		(1,036,000)
. Payment of interest	(116,929)	(207,876)	(99,983)	(187,377)
. Capital contribution to subsidiaries by minority shareholders			30,149	
. Capital reduction				(31,984)
. Loans to affiliates	(60,220)	71,265		
. Dividends paid	(275,242)	(66,000)	(275,252)	(66,000)
Net cash used in financing activities	**(314,503)**	**(1,781,483)**	**(12,872)**	**(1,920,467)**
Increase in cash and cash equivalents	**217,525**	**569,708**	**456,367**	**558,833**
Cash and cash equivalents at beginning of year	625,311	55,603	634,261	75,428
Cash and cash equivalents at end of year	842,836	625,311	1,090,628	634,261
	217,525	**569,708**	**456,367**	**558,833**

RK0006.DOC